February 15, 2006

BY EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Israel Growth Partners Acquisition Corp. Registration Statement on Form S-1 Filed September 15, 2005 File No. 333-128355

Dear Mr. Reynolds:

On behalf of Israel Growth Partners Acquisition Corp. (“Company”), we respond as follows to the Staff’s comments received on December 22, 2005 relating to the above-captioned Registration Statement. Please be advised that in addition to responding to the Staff’s comments, the Company has changed the structure of its offering as follows: each Series A Unit will now consist of two shares of Common Stock and ten Class Z Warrants (“Class Z Warrants”) and be sold at an offering price of $8.50 per unit and each Series B Unit will now consist of two shares of Class B Common Stock and two Class W Warrants (“Class W Warrants” and together with the Class Z Warrants, the “Warrants”) and will continue to be sold at an offering price of $10.10 per unit. All corresponding references to shares of Common Stock and Class Z Warrants comprising the Series A Units and all corresponding references to shares of Class B Common Stock and Class W Warrants comprising the Series B Units have been changed to reflect the foregoing changed structure. As a result of the foregoing change, total gross proceeds from the offering has been reduced from $51,710,000 to $50,710,000. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from the initial filing. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to William Bennett. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.	We refer to prior comment 12 in our letter dated October 21, 2005. We continue to believe that much of the disclosure in the Summary section and much of the disclosure in the Business section regarding Israel concerns technology related fields. Given the current disclosure and management’s broad based experience in the technology sector both within and outside of Israel, investors might easily assume you intend to target companies in the technology fields. To the extent this is not the case, expand the disclosure to encompass the other material aspects of the Israeli economy and infrastructure that make Israel an attractive operating environment in which to find a target. Otherwise, clarify your intent to locate a target in the technology, or related, industry.

The Company has expanded the disclosure under the caption “Prospectus Summary” on page 1 of the prospectus and under the caption “Proposed Business” on page 32 and 33 of the prospectus to include other material aspects of the Israeli economy and infrastructure that make Israel an attractive operating environment in which to find a target business in various industries.

Risk Factors page 10

2.	We note your response to comment 21. Revise risk factor 6 to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offering.

The Company has updated risk factor 6 on page 12 of the prospectus to include the requested information and will continue to do so in each amendment and in the final prospectus.

3.	We reissue prior comment 25 in our letter dated October 21, 2005. Specifically disclose the contractual and fiduciary obligations that Lior Samuelson has to Mercator.

The Company has revised risk factor 12 on page 15 of the prospectus to indicate that Mr. Samuelson has a fiduciary duty to Mercator Partners Acquisition Corp. (“Mercator Partners”) arising out of his current service as Executive Vice President and a director of Mercator Partners. The risk factor has also been revised to indicate that Mr. Samuelson has signed a letter agreement with Mercator Partners stating that, subject to any pre-existing fiduciary obligations, he will present to Mercator Partners for its consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire an operating business, until the earlier of the consummation by Mercator Partners of a business combination, the liquidation of Mercator Partners’ trust fund, or the time at which he ceases to serve as an officer and director of Mercator Partners. The Company has also added the requested disclosure under the heading “Conflicts of

Interest” on page 53 of the prospectus.

4.	We note your response to comment 29. We continue to believe that risk factors 14 and 33 are generic risk factors. Please remove such risk factors and address those issues later in the prospectus.

The Company has removed the risk factors as requested. The Company has addressed the issue regarding currency control regulations in the prospectus on page 31, under the caption “Managements Discussion and Analysis of Financial Condition and Results of Operations.

5.	Revise the subheading to risk factor 37 to reflect the risk being addressed.

The Company has revised the subheading to risk factor 37 on page 23 of the prospectus to reflect the risk being addressed.

Management, page 49

6.	We reissue prior comment 44 in our letter dated October 21, 2005. Please discuss the business of Mercator Capital LLC under Mr. Silberg’s business description. In this regard, we note your response that Mr. Silberg is not affiliated with Mercator Capital LLC. We note, however, that Mr. Silberg is listed as a managing director of Mercator Capital on that entity’s website.

Mr. Silberg has resigned as Executive Vice President and a Director of the Company and has sold his Warrants to Matty Karp, Carmel Verina and Dror Gad at a price per Warrant equal to his purchase price for the Warrants. Such sales were made in reliance upon exemptions from registration pursuant to Section 4(1) under the Securities Act of 1933. We have revised the disclosure in Item 15 of Part II to indicate the foregoing. Accordingly, since Mr. Silberg no longer has any affiliation or association with the Company, the Company does not believe that the comment continues to be applicable. However, to be responsive to the Staff’s comments, the Company advises the Staff that Mr. Silberg holds the title of managing director of Mercator Capital’s venture capital and investment banking activities in Israel. However, the Company has been advised by Mr. Silberg that it is his position that he is not an affiliate of Mercator Capital because he is not an officer, director or securityholder of Mercator Capital and does not direct the day-to-day operations of Mercator Capital or otherwise control Mercator Capital, he is not under common control with Mercator Capital and is not controlled by Mercator Capital.

Certain Transactions, page 55

7.	Based on Mr. Silberg’s role as a managing director of Mercator Capital LLC, we reissue prior comment 46 in our letter dated October 21, 2005. We note that Mr. Silberg, an executive officer and director of the company, is also an affiliate of Mercator Capital and that Mercator Capital provides general and administrative services to Mercator. We also note that Mercator Capital was an initial shareholder of Mercator. We therefore believe that Mercator Capital is an affiliate of Mercator. We further note that Mercator Research, an entity that provides general and administrative services to the company, also provides research and other services to Mercator Capital and that Mercator Research and Mercator Capital both are affiliated with Mr. Silberg. We therefore believe that Mercator Research and Mercator Capital are affiliates of each other.

We request that these related transactions, affiliations and overlapping relationships be clarified and highlighted throughout the prospectus. In doing so, we request that you disclose the exact nature and value of the services rendered by Mercator Capital to Mercator. We also request that you disclose the exact nature and value of the research and other services rendered by Mercator Research to Mercator Capital and that you disclose whether these services were rendered for the benefit of Mercator. Please also advise whether the research provided or the services rendered by Mercator Research are the same services to be provided to the company.

Given these relationships, we further request that you provide us with a supplemental analysis addressing whether Mercator and the company are affiliated and the potential conflicts this creates as you both search for target businesses. We also ask that you affirmatively disclose whether any prior, current or ongoing target information or industry research might in any way be provided to the company by Mercator, its affiliates, Mercator Capital, or Mercator Research. We may have further comment.

Please be advised that Mercator Research Ltd. will not be providing office and administrative services to the Company. Instead, upon the effectiveness of the Offering, the Company will enter into a letter agreement for administrative and office services with Danash Investment and Management Ltd. (“Danash”), an affiliate of the Company’s Chief Financial Officer, Dror Gad. Accordingly, Mercator Research Ltd. will not be providing any services to the Company.

Danash will receive the administrative fee from the Company because the Company determined that Danash was in the best position to provide office furniture, telecommunications, infrastructure, computers and office infrastructure to the Company. Accordingly the Company has determined that Danash will be able to provide the administrative services the Company will need prior to completing a Business Combination and, therefore, it will engage Danash as administrator.

Supplementally, the Company continues to believe that the Company and Mercator Partners are not affiliates. While the Company does not disagree with the staff that Mercator Capital L.L.C. and Mercator Partners are affiliates of each other because those entities have common officers and directors and are under common control with each other, the Company does not believe that it is an affiliate of either Mercator Capital L.L.C. or Mercator Partners. None of the Company’s officers, directors or affiliates is an officer, director or affiliate of

Mercator Capital L.L.C. or Mercator Partners. None of the persons who control either Mercator Capital or Mercator Partners control the Company. Additionally, while Mercator Capital may be deemed to control Mercator Partners, Mercator Capital does not control the Company.

As noted in our response to the staff’s comments to Amendment No. 1 to the registration statement dated November 16, 2005, information regarding any potential conflicts between the Company and Mercator Partners arising out of the affiliations of Lior Samuelson, the Company’s senior advisor, and Rhodric C. Hackman and David Ballarini, two of the Company’s initial securityholders, with Mercator Partners or Mercator Capital L.L.C. have been disclosed under the caption “Management –Conflicts of Interest and Prior and Present Involvement of Senior Advisors and Warrantholders of Blank Check Companies” on page 53 of the prospectus. None of Mr. Samuelson, Hackman or Ballarini is an officer or director of the Company, and none of these individuals holds common stock of the Company. Accordingly, none of these individuals is in a position to control the Company.

Since Mr. Silberg will no longer be affiliated or associated with the Company as an officer, director, employee, equityholder, advisor or otherwise, and Mercator Research will not provide administrative services to the Company, the Company does not believe that the requested disclosure is material to an investor and has not included any such additional disclosure in Amendment No. 2 regarding Mercator Capital and Mercator Research. Moreover, all references to Mercator Research have been removed from the prospectus in Amendment No. 2.

Finally, as noted above, the Company has disclosed information that no prior, current or ongoing target information or industry research will in any way be provided to the Company by Mercator Partners or Mercator Capital L.L.C.

Underwriting, page 62

8.	We note various fees payable to Graubard Miller (“GM”) in the underwriting agreement, e.g., section 3.13.1. Supplementally advise us whether such payments to underwriter’s counsel are typical in these arrangements and whether such payments should be referenced in the prospectus as amounts due in addition to the underwriter’s non-accountable expense. We also note that Graubard Miller has been paid a retainer to advise the company on certain Blue Sky related matters. This would appear to implicate the disclosure requirements of item 509 of Regulation S-K.

The fees payable to Graubard Miller in the underwriting agreement pursuant to Section 3.13.1 are typical expenses incurred by issuers in similarly structured offerings. Such fees are incurred as part of the “blue sky” services to be provided to the issuer by “blue sky” counsel chosen by the issuer and the underwriter. As such payments relate solely to “blue sky” services, they are already included in the line item titled “Legal fees and expenses (including blue sky services and expenses)” set forth in the “Use of Proceeds” table on page 24 of the prospectus. Accordingly, we do not believe such payments should be referenced in the prospectus as amounts due in addition to the underwriter’s non-accountable expense allowance.

Item 509 of Regulation S-K indicates that disclosure is required if any counsel for the registrant or underwriter named in the prospectus as having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of such securities was employed for such purpose on a contingent basis or had any other substantial interest, direct or indirect, in the issuer. Instruction 1 to Item 509 indicates that the interest of counsel will not be deemed substantial and need not be disclosed if the interest does not exceed $50,000. Pursuant to Section 3.13.1, the maximum payment Graubard Miller will be receiving for “blue sky” services is $40,000. Accordingly, we respectfully do not believe that disclosure under Item 509 of Regulation S-K is required.

Financial Statements

Notes to Financial Statements

Note 7 – Warrants and Option to Purchase Common Stock, F-9

9.	We reviewed your disclosure in response to our prior comment 56; noting equity classification of the warrants in accordance with EITF 00-19 based on the physical settlement provisions of the warrants. Considering the terms of the warrant agreement require the warrants to be settled in registered shares and registration of the underlying shares is not in the control of the company, it appears the warrants should be initially recorded as a liability at fair value (refer to paragraph 14 of EITF 00-19). Further, at each balance sheet date presented, this liability should be measured at fair value, with changes in fair value reported in earnings and disclosed accordingly (refer to paragraph 9 of EITF 00-19). Please revise or advise. Please also provide us with your assumptions in determining the fair value of this liability at each balance sheet date presented.

We have updated and clarified the disclosure in Note 7 to our financial statements. The Company’s initial securityholders may exercise their Warrants only for shares of the Company’s common stock. Although the Company’s initial securityholders may make a written demand that it file a registration statement, the Company is only required to use its best efforts to cause the registration statement to be declared effective and, once effective, only to use its best efforts to maintain its effectiveness. Accordingly, the Company’s obligation is merely to use its best efforts in connection with the Registration Rights Agreement and upon exercise of the Warrants, the Company can satisfy its obligation by delivering unregistered shares of common stock. The Company has filed a revised form of Warrant Agreement with Amendment No. 2, pursuant to which Sections 3.3.2 and 7.4 have been revised to clarify this matter. In addition, the Company has filed as Exhibit 10.12 to this Amendment No. 2, a letter agreement (the “Letter Agreement”) among the Company and each holder of Warrants currently outstanding indicating that the Warrant Agreement that will be entered into will be in the revised form as filed with this

Amendment No. 2, subject only to changes to the structure of the initial public offering; provided, however, that in no event shall the holders of Warrants be entitled to any registration rights with respect to the Warrants or the shares of Common Stock issuable upon exercise thereof, except as set forth in the Registration Rights Agreement entered into on January 31, 2006 and filed as Exhibit 10.10 to this Amendment No. 2. The Company has also filed an executed Registration Rights Agreement as Exhibit 10.10 to this Amendment No. 2, which has been revised to clarify this matter. In addition, Note 7 to Notes to financial statements in the Prospectus have been revised to clarify this matter.

In accordance with paragraph 14 of EITF 00-19, the Warrants should be classified as a permanent equity instrument because (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the Warrant Agreement permits the Company to net share settle by delivery of unregistered shares and (c) the other conditions of EITF 00-19, as illustrated below, are met. Please note that the Letter Agreement and Registration Rights Agreement in its current form, were entered into prior to the balance sheet date. Accordingly, the Company believes that consideration should only be given to the Letter Agreement, the Registration Rights Agreement filed with this Amendment No. 2, and the current form of Warrant Agreement, filed as Exhibit 4.8 to this Amendment No. 2, because these agreements reflect the intentions of both the Company and the holders of the Warrants as of the balance sheet date, and that the original forms of the Registration Rights agreement and Warrant Agreements filed with the registration statement should not be considered, as they were not executed and, therefore, did not impose any obligations on the Company.

Paragraph 11 of SFAS 133 provides guidance to identify those contracts that should not be accounted for as derivative instruments. For an instrument that provides for settlement only in stock of the issuer, SFAS 133 does not change the accounting, provided that the instrument can be classified in stockholders’ equity. The Company’s warrants are only exercisable in exchange for shares of the Company’s common stock and therefore can only be settled in the Company’s common stock. As one of the SFAS 133 requirements has been satisfied, EITF 00-19 then provides guidance in paragraph 8 and paragraphs 12-33 for determining whether an embedded derivative would be classified in stockholders’ equity in accordance with paragraph 11(a) of Statement 133 if it were freestanding.

In accordance with paragraph 8 of EITF 00-19, contracts that (a) require physical settlement; (b) require net share settlement; or (c) give the company a choice between net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) and assuming that all the criteria set forth in paragraphs 12-33 of EITF 00-19 have been met, should initially be recorded at fair value in permanent equity, and subsequent changes in fair value should not be recognized. Physical settlement is defined in paragraph 1 of EITF 00-19 as “the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer.”

As described in the Notes to the Company’s financial statements and elsewhere in the Registration Statement, the Company’s Warrants may only be exercised by the holder for cash on or prior to their respective expiration dates in exchange for one share of the Company’s common stock. The holders of the Company’s Warrants do not have any rights to put and redeem the Warrants back to the Company. However, under certain circumstances described in the Notes to the Company’s financial statements and elsewhere in the Registration Statement, the Company will have the right to call the Warrants for redemption at a nominal price of $.05 per Warrant.

Advancing the evaluation pursuant to paragraphs 12-33 of EITF 00-19, we believe permanent equity classification to be supported. Among other factors, information supporting this conclusion is as follows:

(i) The Warrants do not have any method of settlement upon exercise other than physical settlement of shares in exchange for cash from the holder.

(ii) The Warrants do not contain any provision that upon exercise could require us to settle with the holder in cash.

(iii) The terms of the Warrants provide for a limit on the number of shares issuable upon exercise and the Company has sufficient authorized shares available to satisfy such limit as well as other existing commitments.

(iv) The holders of the Warrants may exercise the Warrants only for shares of common stock. Although the Company’s initial securityholders may make a written demand that we file a registration statement, the Company is only required to use its best efforts to cause the registration statement to be declared effective and, once effective, only to use its best efforts to maintain its effectiveness. Accordingly, the Company’s obligation is merely to use its best efforts in connection with the registration rights agreement and upon exercise of the Warrants, the Company can satisfy its obligation by delivering unregistered shares of common stock upon exercise of the Warrants.

(v) There are no features or terms available within the Warrants, including any requirements to post collateral, both prior to exercise of the Warrants and after exercise into common shares which would provide for any rights or privileges to the holders of Warrants ahead of other holders of the Company’s common stock.

(vi) The other criteria in paragraphs 12-33 of EITF 00-19 are either not applicable or we have evaluated such paragraphs, and the provisions of the Warrants satisfy the requirements.

As a result, we believe the requirements of EITF 00-19 to be met at February 6, 2006 and accordingly believe permanent equity classification to be appropriate.

Part II

Exhibits

10.	Please revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware constitution and all reported judicial decisions interpreting those laws.

We have revised our opinion accordingly, and have filed the revised opinion as Exhibit 5.1.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Brad L. Shiffman

Brad L. Shiffman